Exhibit 10.1

EXECUTION VERSION

COOPERATION AND SETTLEMENT AGREEMENT

This Cooperation and Settlement Agreement (this “Agreement”) is entered into as of October 6, 2026 (the “Effective Date”), by and among Al Shams Investments Limited, a Bermuda company (“Al Shams”) and, solely for the purposes of Section 8, Wafic Rida Said, an individual (together with Al Shams, the “Al Shams Parties”), on one hand, and Braemar Hotels & Resorts Inc., a Maryland corporation (“Braemar”), Ashford Hospitality Trust, Inc., a Maryland corporation (“AHT”), and Ashford Inc., a Nevada corporation (“AINC,” and together with Braemar and AHT, the “Company Group”), on the other hand. Al Shams, Mr. Said, and each member of the Company Group are each referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Al Shams has delivered to Braemar a notice of nomination of a slate of director candidates for election to Braemar’s board of directors (the “Board”) at Braemar’s 2026 Annual Meeting of Stockholders (including any adjournment or postponement thereof, the “2026 Annual Meeting”), together with related proposals and materials (collectively, the “Nomination Notice”);

WHEREAS, the Al Shams Parties or their affiliates have made public statements and communications critical of the Board and certain of its current and former members and the Company Group;

WHEREAS, the Al Shams Parties or their affiliates have asserted, or threatened to assert, direct claims against the Company Group, including (i) claims sounding in defamation and libel, arising out of statements and conduct of the Parties and their respective representatives, (ii) claims under the Securities Act of 1933 and the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, and (iii) claims similar to those brought by Babek “Bob” Ghassemieh and Morning View Hotels BH1, LLC (the “Direct Claims”);

WHEREAS, the Al Shams Parties or their affiliates have also asserted, or threatened to assert, derivative claims against Braemar and current or former members of management and the Board, brought or purportedly brought by Al Shams in its capacity as a stockholder of Braemar on behalf of Braemar, alleging breaches of fiduciary duty and related claims arising out of Board and management conduct (the “Derivative Claims”);

WHEREAS, Al Shams has filed and is currently pursuing a verified petition under Texas Rule of Civil Procedure 202 seeking pre-suit depositions of two former directors of Braemar (the “Rule 202 Petition”) in order to investigate potential claims against the Company Group and current or former members of management and the Board;

WHEREAS, the Direct Claims, the Derivative Claims, and any and all claims or potential claims that are or could be the subject of, or investigated through, the Rule 202 Petition, together with any and all other claims of any nature whatsoever asserted, threatened, or under investigation by any Al Shams Party or its affiliates against any member of the Company Group or current or former members of management and the Board as of the Effective Date, are collectively referred to herein as the “Disputed Claims”;

WHEREAS, as previously announced, the Board is currently engaged in a process to refresh a majority of the Board with new independent directors (the “Board Refresh Process”);

WHEREAS, the Company Group denies any wrongdoing or liability with respect to the Disputed Claims;

WHEREAS, Mr. Said is the ultimate beneficial owner of Al Shams and is signing this Agreement, among other things, to undertake to use best efforts to cause Al Shams and its affiliates to comply with the terms of this Agreement; and

WHEREAS, the Parties now wish to resolve their disputes and enter into this comprehensive cooperation and settlement arrangement on the terms set forth below, without any Party admitting liability.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1. Settlement Payment

1.1 Aggregate Amount. Braemar shall pay to Al Shams an aggregate amount of $25,000,000 in consideration for the settlement of the Disputed Claims, the release provided under Section 2.1 and the other provisions of this Agreement, and Braemar shall pay to Al Shams an aggregate amount of $15,000,000 as reimbursement of expenses incurred by Al Shams in connection with its conflict and disagreements with Braemar (such amounts collectively, the “Settlement Payment”). To the extent that Braemar does not have sufficient funds on the date any installment portion of the Settlement Payment is due (other than the payment due on the Effective Date), taking into account any reserves for working capital and upcoming liquidity needs as reasonably determined by the Board, subject to compliance with NYSE listing rules, Braemar may settle any remaining portion of such payment in shares of Braemar common stock based on the 30-day VWAP on such date, in an aggregate amount not to exceed $4,000,000 (the “Stock Settlement”); provided, however, that, in the event the issuance of any such shares of Braemar common stock would cause Al Shams (together with its affiliates) to beneficially or constructively own in excess of 9.8% of the outstanding shares of Braemar common stock or otherwise violate the ownership limitations set forth in Braemar’s Articles of Amendment and Restatement, as amended (the “Articles of Amendment and Restatement”), then, prior to the issuance of any such shares, the Board must take all necessary actions to promptly grant Al Shams an exception to such limitations and establish an Excepted Holder Limit (as such term is defined in the Articles of Amendment and Restatement) that permits Al Shams (together with its affiliates) to own all such additional shares together with all shares then-owned by such entities until such time as Al Shams voluntarily divests a sufficient number of shares so that it (together with its affiliates) ceases to beneficially or constructively own 9.8% of the outstanding shares of Braemar common stock.  The grant of such exception and Excepted Holder Limit shall not be subject to any other conditions, obligations or requests by the Company or the Board or any additional undertakings, acknowledgements or agreements of any kind other than certain representations customary for Braemar to determine compliance with applicable tax and securities laws.

1.2 Installments. The Settlement Payment shall be paid in three (3) installments, in the following amounts and on the following dates:

Installment	Amount	Payment Date
First	$20,000,000	Effective Date
Second	$10,000,000	Four months after the Effective Date
Third	$10,000,000	Eight months after the Effective Date

1.3 Conditions to Payment. Each installment payment shall be conditioned upon the continued compliance of the Al Shams Parties and their affiliates with their respective obligations under this Agreement, including the Standstill (Section 3), the Voting Agreement (Section 4), and the withdrawal of the Nomination Notice and the Rule 202 Petition (Section 5); in the event that Braemar has identified any alleged material breach (a “Section 1.3 Event”), (a) Braemar shall notify Al Shams in writing specifying in reasonable detail the nature of such alleged Section 1.3 Event (a “Section 1.3 Notice”) and (b) following receipt of the Section 1.3 Notice, Al Shams shall have fifteen (15) days (the “Section 1.3 Cure Period”) to cure the alleged Section 1.3 Event if curable and provide Braemar with written notice confirming in reasonable detail that such Section 1.3 Event has been cured (the “Section 1.3 Response”). For the avoidance of doubt, subject to Section 1.4, if Al Shams cures the Section 1.3 Event (if curable), Braemar shall make the applicable installment payment upon the later of (x) the Payment Date specified in Section 1.2 or (y) within five (5) business days following the receipt of the Section 1.3 Response.

1.4 Escrow. In the event that Braemar provides a Section 1.3 Notice, and there has been no Section 1.3 Response or Braemar disputes the Section 1.3 Response, Braemar may deposit any applicable Settlement Payment installment into an escrow account with a mutually acceptable escrow agent in lieu of submitting such payment to Al Shams; provided, however, that in the event Braemar’s next installment payment is due on a date that falls within the Section 1.3 Cure Period applicable to such Section 1.3 Notice, then Braemar must deposit such Settlement Payment installment in such escrow account. Braemar and Al Shams shall promptly submit any dispute regarding the release of any escrowed amount to expedited, final, and binding arbitration pursuant to Section 1.5. Any amounts paid pursuant to this Section 1.4 shall be subject to subsequent resolution pursuant to Section 1.6.

1.5 Arbitration. Any dispute, claim or controversy arising out of or relating to Section 1.3 or Section 1.4, or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by arbitration in Dallas, Texas before one arbitrator. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures and in accordance with the Expedited Procedures in those Rules. The parties shall use commercially reasonable efforts to ensure that the arbitration award is issued within ninety (90) days of the commencement of the arbitration. Judgment on such award may be entered in any court having jurisdiction.

1.6 Clawback. Within ten (10) days following a final decision of a court of competent jurisdiction or the arbitrator contemplated by Section 1.5, finding any material breach by any of the Al Shams Parties of their respective obligations under this Agreement, Al Shams shall pay to Braemar a cash amount equal to the aggregate cash payments made by Braemar as part of the Settlement Payment and return to Braemar any Braemar shares of common stock issued as part of the Stock Settlement in respect of the Settlement Payment.

2. Mutual Release and Waiver of Claims

2.1 Release by Al Shams. Effective upon receipt by Al Shams of the First Installment of the Settlement Payment, each of the Al Shams Parties, for themselves and their respective affiliates, successors, and assigns (collectively, the “Al Shams Releasing Parties”), hereby releases with prejudice and absolutely and forever discharges the Company Group and each of its respective affiliates and present and former officers, directors, employees, agents, and representatives (collectively, the “Company Released Parties”) from and against any and all claims, demands, damages, debts, liabilities, obligations, costs, expenses, actions, and causes of action of any nature whatsoever, whether now known or unknown, accrued or unaccrued, suspected or unsuspected, at law or in equity, that any Al Shams Releasing Party now has, has ever had, or may in the future have, arising from or relating to any action or inaction occurring on or before the Effective Date, including without limitation the Disputed Claims; provided that such release shall not include any right of Al Shams arising under this Agreement.

2.2 Release by the Company Group. Effective upon receipt by Al Shams of the First Installment of the Settlement Payment, each member of the Company Group, for itself and its respective affiliates, successors, and assigns (collectively, the “Company Releasing Parties”), hereby releases with prejudice and absolutely and forever discharges the Al Shams Parties and each of their respective affiliates (collectively, the “Al Shams Released Parties”) from and against any and all claims, demands, damages, debts, liabilities, obligations, costs, expenses, actions, and causes of action of any nature whatsoever, whether now known or unknown, accrued or unaccrued, suspected or unsuspected, at law or in equity, that any Company Releasing Party now has, has ever had, or may in the future have, arising from or relating to any action or inaction occurring on or before the Effective Date; provided that such release shall not include any right of the Company Group arising under this Agreement.

2.3 Third-Party Beneficiaries of Release. The Company Released Parties (including, without limitation, the two former directors named in the Rule 202 Petition) are express third-party beneficiaries of the release granted by the Al Shams Parties under Section 2.1, and shall be entitled to enforce such release directly against the Al Shams Parties as though such Company Released Parties were parties to this Agreement, notwithstanding that they are not signatories hereto, in accordance with Section 12.

2.4 Total and Exclusive Consideration; Waiver of Participation in Other Claims. The Al Shams Parties acknowledge and agree that the Settlement Payment is the sole and exclusive consideration to which any Al Shams Party or its affiliates is or will be entitled in connection with the Disputed Claims, the matters released under Section 2.1 and the reimbursement of expenses, and that, other than the right to receive the Settlement Payment in accordance with Section 1 and the right to enforce this Agreement, the Al Shams Parties and their affiliates shall have no further right to recover, receive, retain, accept, or otherwise benefit from any other or additional amount, recovery, settlement, judgment, award, or other consideration of any kind, whether arising under this Agreement or otherwise. Without limiting the generality of the foregoing, each Al Shams Party, for itself and its affiliates, hereby irrevocably and unconditionally waives, releases, and gives up, effective as of the Effective Date and continuing in perpetuity, any and all rights it now has or may in the future have, whether as a current, former, or future stockholder of Braemar or otherwise, to participate in, share in, recover from, or otherwise benefit from any derivative action, class action, or other representative or collective claim or proceeding of any kind brought by or on behalf of any other stockholder, purported stockholder, class, or the Company against any member of the Company Group or any of their respective current or former directors, officers, employees, or representatives — regardless of whether such claim or proceeding (a) relates to, overlaps with, or is unrelated to the Disputed Claims, (b) is pending as of the Effective Date or is commenced at any time thereafter, and (c) arises out of facts, circumstances, or conduct occurring in the past, present, or future. This waiver is not limited to claims similar to or arising from the same facts as the Disputed Claims and applies to any and all derivative or class or other representative claims of any kind whatsoever, without qualification.

2.5 General Release Terms. The releases set forth in this Section 2 shall be full, unconditional, and general releases. Each of the Al Shams Parties represents that it or he has not assigned or transferred, and no other person has any interest in, any claim released hereunder.

2.6 Cooperation. Following the date of this Agreement, the Al Shams Parties and their affiliates shall reasonably cooperate with the members of the Company Group in their defense of any future claims asserted by any third-party that relate to the matters and claims released under this Agreement, including the Disputed Claims.

3. Standstill

3.1 Standstill Period. The Al Shams Parties agree to a standstill commencing on the Effective Date and continuing through the tenth (10th) anniversary of the Effective Date (the “Standstill Period”); provided, however that Al Shams may terminate the Standstill Period upon written notice to the Company Group if the Company Group commits a material breach of its obligations under this Agreement that (if capable of being cured) is not cured within fifteen (15) days after the Company Group’s receipt of written notice from Al Shams specifying the material breach.

3.2 Restrictions. During the Standstill Period, each Al Shams Party shall not, and shall cause its affiliates and direct its representatives not to, directly or indirectly, alone or in concert with others, with respect to any member of the Company Group:

(a) engage in, or encourage, assist, support, advise, or facilitate, any solicitation of proxies or consents, or become a “participant” in a “solicitation” (as such terms are defined under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), including any solicitation of consents to call a special meeting of stockholders or any “vote no”, “withhold” or similar campaign;

(b) encourage, influence, advise, form, join, or in any way participate in any partnership, limited partnership, syndicate or other “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to securities of any member of the Company Group;

(c) deposit any securities of any member of the Company Group in any voting trust or subject any such securities to any voting arrangement or agreement, other than as set forth in Section 4, or  sell, transfer, offer or agree to sell or transfer to any third party, through swap or hedging transactions, derivative agreements or otherwise, any voting rights decoupled from the underlying securities of any member of the Company Group;

(d) seek, or encourage any person to submit or otherwise support, nominations for the election or removal of directors of any member of the Company Group, or otherwise seek representation on, or the removal of any member of, the Board or the board of directors of any other member of the Company Group except as required by this Agreement;

(e) make, solicit, support, encourage or make any public comment with respect to any proposal regarding a merger, acquisition, recapitalization, restructuring, disposition, or other business combination or extraordinary transaction involving any member of the Company Group, or any proposal to amend the certificate of incorporation, bylaws, or advisory agreement of any member of the Company Group;

(f) acquire, offer, seek, or propose to acquire, or announce any intention to acquire, directly or indirectly, any additional shares of common stock or other securities of any member of the Company Group or any exposure thereto, including through the use of swap or hedging transactions, it being agreed that this restriction is an absolute prohibition on the acquisition of any additional securities/exposure of any member of the Company Group during the Standstill Period and not subject to any percentage threshold or exception, other than with respect to securities received as a stock dividend or stock split;

(g) other than open-market sales through a broker or dealer where the identity of the purchaser is not known, sell or transfer, or agree to sell or transfer, directly or indirectly (including through swap or hedging transactions or otherwise), any securities of any member of the Company Group to any third party that (i) has filed a Schedule 13D, (ii) has run, or publicly announced an intention to run, a proxy contest with respect to another company within the three (3) years prior to such sale or agreement to sell, or (iii) would as a result of such transaction hold more than five percent (5%) of any outstanding class of securities of any member of the Company Group;

(h) institute, solicit, or join, as a party, any litigation, arbitration, Rule 202 or other pre-suit discovery proceeding (including any stockholder list, books and records requests), or other proceeding of any kind (including any derivative action) against any member of the Company Group or any of their respective current or former directors, officers, or employees, other than to enforce the terms of this Agreement;

(i) seek to advise, encourage, support, or influence any person with respect to the voting or disposition of any securities of any member of the Company Group, or otherwise seek to control, influence or change the management, business, operations, strategy, governance, registration and/or listing status, capitalization, capital allocation, affairs or policies of any member of the Company Group;

(j) engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right or other similar right or transaction with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the securities of any member of the Company Group;

(k) authorize, solicit, pay, or subsidize any third party to perform, or agree, assist, or encourage any person in connection with, any of the foregoing; or

(l) disclose any intention, plan, or arrangement inconsistent with the foregoing, or publicly contest or request a waiver of any of the restrictions in this Section 3.

4. Voting Agreement

4.1 Voting Commitment. At all times that any Al Shams Party or its affiliates own Braemar shares during the Standstill Period, Al Shams and its affiliates shall appear in person or by proxy at, and shall vote all shares of Braemar common stock beneficially owned by it in accordance with the recommendation of the Board on all matters submitted to a vote of Braemar’s stockholders at any annual or special meeting, and shall similarly deliver consents or consent revocations in accordance with the Board’s recommendation in connection with any action by written consent of stockholders.

4.2 Irrevocable Proxy. In the event any Al Shams Party fails to comply with Section 4.1, Al Shams (and its affiliates) hereby irrevocably appoints Braemar as its sole and exclusive attorney-in-fact and proxy, with full power of substitution, to vote all shares of Braemar common stock beneficially owned by the Al Shams Parties (or their affiliates) in accordance with the recommendation of the Board, at any annual or special meeting of Braemar’s stockholders held during the Standstill Period; provided that Braemar shall provide Al Shams with prompt written notice of any such failure and a reasonable opportunity to cure. Al Shams hereby revokes any and all prior proxies granted with respect to its Braemar shares that are inconsistent with this Section 4.2.

4.3 Lock-Up. From the Effective Date until the conclusion of Braemar’s 2026 Annual Meeting of Stockholders, Al Shams shall not sell, transfer, pledge, hypothecate, encumber, or otherwise dispose of any of the shares of Braemar common stock beneficially owned by Al Shams, and shall not enter into any swap, hedge, short sale, or other derivative or synthetic arrangement with respect to such shares that would have the effect of transferring the economic risk of ownership of any shares. Notwithstanding any of the foregoing provisions in this Section 4, nothing in this Agreement shall prohibit Al Shams from selling, transferring, offering or agreeing to sell or transfer to any third party shares of Braemar common stock following the conclusion of the 2026 Annual Meeting; provided, that any such sale or transfer shall remain subject to Section 3.2(g).

5. Withdrawal of Nomination Notice and Rule 202 Petition

5.1 Withdrawal of Nomination Notice. Al Shams hereby irrevocably withdraws the Nomination Notice, including its previously delivered notice of nomination of a slate of director candidates and any related proposals, questionnaires, or nomination materials submitted in connection therewith, and any definitive or preliminary proxy statement filed or to be filed in connection therewith, for the 2026 Annual Meeting. Al Shams and its affiliates shall immediately cease all solicitation activity related thereto, including revoking or ceasing reliance on any proxies already obtained, and shall not resubmit any director nomination or related proposal for the 2026 Annual Meeting or any subsequent annual or special meeting of Braemar held during the Standstill Period.

5.2 Withdrawal of Rule 202 Petition. Promptly, and in any event within ten (10) business days following the Effective Date, Al Shams and its affiliates shall take all steps necessary to dismiss or withdraw the Rule 202 Petition with prejudice (or otherwise terminate such proceeding on terms reasonably satisfactory to Braemar), including immediately ceasing all efforts to obtain, notice, or take the depositions of the two former directors named therein. Neither Al Shams nor its affiliates shall refile a Rule 202 petition or otherwise seek discovery against any member of the Company Group or any of their respective current or former directors, officers, or employees with respect to the Disputed Claims.

5.3 Other Withdrawals. Al Shams and its affiliates shall withdraw and terminate any demands on the Board, requests for stockholder list materials or other books and records, and any document preservation notices delivered to third parties in connection with contemplated or threatened litigation relating to the Disputed Claims.

5.4 Third-Party Beneficiaries. The current and former directors, including those named in the Rule 202 Petition, are express third-party beneficiaries of this Section 5 and shall be entitled to enforce Al Shams’s obligations under this Section 5 directly, in accordance with Section 12.

6. New Independent Director

6.1 Board Refresh Process. The Parties acknowledge the previously announced Board Refresh Process, and agree that the consultation rights with respect to an independent director contemplated by this Section 6 shall be undertaken as part of, and not in addition to or separate from, the Board Refresh Process already underway.

6.2 Consultation Right. The candidate for at least one of the additional director seats shall be sourced by the search firm engaged by Braemar to identify director candidates in connection with the Board Refresh Process. Al Shams shall have a reasonable opportunity to consult with such search firm in connection with its identification and evaluation of candidates for one such seat; provided, that the ultimate selection and appointment of the director shall remain in the sole discretion of the Board, acting through its Nominating and Corporate Governance Committee, consistent with the Board Refresh Process generally. For the avoidance of doubt, Al Shams shall have no consent right with respect to the selection of such director.

7. Mutual Non-Disparagement

7.1 Covenant. During the Standstill Period, or if earlier, until such time as the other Party or any of its affiliates or representatives shall have breached this Section 7, neither the Al Shams Parties (nor their respective affiliates or representatives), on the one hand, nor the Company Group (nor its affiliates, successors, officers, directors, or representatives), on the other hand, shall, directly or indirectly, publicly criticize, disparage, or otherwise defame or slander the other Parties or their affiliates, or, in the case of the Al Shams Parties (and their respective affiliates and representatives), the current and former directors, officers, and employees of Braemar, AHT, or AINC, in any manner that would reasonably be expected to damage the business or reputation of the other or such individuals. This Section 7 will not restrict the ability of any person or entity to (a) comply with any subpoena or other legal process or respond to a request for information from any governmental authority with jurisdiction over such person or entity; or (b) enforce such person or entity’s rights pursuant to this Agreement.

7.2 Third-Party Beneficiaries. The current and former directors and officers of Braemar, AHT, and AINC are express third-party beneficiaries of this Section 7 to the extent it protects them, and shall be entitled to enforce this Section 7 directly against Al Shams, in accordance with Section 12.

8. Mr. Said’s Undertaking

Mr. Said, in his personal capacity, hereby undertakes to use his best efforts to cause Al Shams, and all of his and Al Shams’s affiliates, to comply fully with the terms of this Agreement, including the Standstill (Section 3), the Voting Agreement (Section 4), the withdrawal obligations (Section 5), and the release (Section 2). Mr. Said shall be jointly and severally liable with Al Shams for any breach of this Agreement by Al Shams or its or his affiliates, and the other Parties/beneficiaries shall be entitled to pursue remedies, including specific performance and damages as set forth herein. Notwithstanding the foregoing, the sole remedy available against Mr. Said for any breach of this Agreement (other than a breach of the obligations contained in Section 1.6) shall be specific performance of the Al Shams Parties and their affiliates obligations hereunder. Except in connection with a breach by Al Shams of the obligations contained in Section 1.6, Mr. Said shall not be personally liable for, or required to pay, any monetary damages, whether direct, indirect, consequential, or otherwise, arising out of or in connection with any breach of this Agreement.

9. Representations and Warranties

9.1 Representations of the Company Group. Each member of the Company Group represents and warrants that: (a) it has the corporate power and authority to execute and deliver this Agreement; (b) this Agreement has been duly authorized, executed, and delivered by it and constitutes its valid and binding obligation, enforceable against it in accordance with its terms, subject to customary bankruptcy and equitable exceptions; and (c) the execution, delivery, and performance of this Agreement does not violate any law or conflict with any agreement to which it is a party.

9.2 Representations of Al Shams. Al Shams represents and warrants that: (a) it has the power and authority (including requisite corporate authority) to execute and deliver this Agreement; (b) this Agreement has been duly authorized, executed, and delivered by it or him and constitutes its valid and binding obligation, enforceable in accordance with its terms, subject to customary bankruptcy and equitable exceptions; (c) as of the Effective Date, Al Shams beneficially owns 6,513,000 shares of Braemar common stock, free and clear of all liens, and neither Al Shams nor any of its affiliates beneficially owns or otherwise has any exposure to any other securities of any member of the Company Group; and (d) Al Shams is not aware of any other pending or threatened derivative action, class action, or similar representative claim asserting the Disputed Claims other than as disclosed in writing to Braemar prior to the Effective Date.

10. Governing Law

This Agreement shall be governed in all respects, including validity, interpretation, and effect, by, and construed in accordance with, the laws of the State of Texas, without giving effect to the choice of law or conflict of law principles thereof that would result in the application of the laws of another jurisdiction.

11. Jurisdiction; Waiver of Jury Trial

11.1 Exclusive Jurisdiction. Each Party irrevocably agrees that any suit, claim, action, or proceeding relating to this Agreement shall be brought and determined exclusively in the state or federal courts located in Dallas, Texas, and each Party irrevocably submits to the personal jurisdiction of such courts, waives any objection based on forum non conveniens or improper venue, and agrees not to seek transfer of any such proceeding to another venue.

11.2 Waiver of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION RELATING TO THIS AGREEMENT.

12. Third-Party Beneficiaries

Except as expressly provided in Sections 2.3, 5.4, and 7.2, the representations, warranties, and agreements of the Parties contained in this Agreement are intended solely for the benefit of the Parties, and this Agreement shall confer no rights, benefits, remedies, obligations, or liabilities on any other person. For the avoidance of doubt, the current and former directors and officers of Braemar, AHT, and AINC (including, without limitation, the two former directors named in the Rule 202 Petition) are express third-party beneficiaries of Sections 2.1, 2.3, 3.2(h) (to the extent it restricts litigation or other action against such individuals), 5, and 7, and are entitled to enforce those provisions directly against Al Shams as though such individuals were parties to this Agreement, notwithstanding that they are not signatories hereto.

13. Specific Performance

Each Party acknowledges that irreparable injury would occur in the event any provision of this Agreement is not performed in accordance with its terms, and that such injury would not be adequately compensable by money damages alone. Accordingly, each Party (and, with respect to the provisions identified in Section 12, the third-party beneficiaries described therein) shall be entitled to specific performance and injunctive relief to prevent any breach of this Agreement, without the necessity of posting bond, in addition to any other remedy at law or in equity.

14. SEC Filings

14.1 SEC Filings. No later than four (4) business days following execution of this Agreement, Braemar shall file a Current Report on Form 8-K (or other permissible Exchange Act report) with the U.S. Securities and Exchange Commission reporting entry into this Agreement, appending or incorporating this Agreement by reference as an exhibit thereto, and shall provide Al Shams a reasonable opportunity to review and comment prior to filing.

15. Miscellaneous

15.1 Entire Agreement. This Agreement constitutes the entire understanding and agreement among the Parties with respect to its subject matter and supersedes all prior and contemporaneous agreements, understandings, and representations, whether oral or written.

15.2 Amendment. This Agreement may be amended only by a writing signed by each of the Parties.

15.3 Waiver. No failure or delay by any Party in exercising any right under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise preclude any other or further exercise of such right.

15.4 Severability. If any provision of this Agreement is held invalid or unenforceable, the remaining provisions shall remain in full force and effect, and the Parties shall negotiate in good faith to replace the invalid or unenforceable provision with a valid provision that achieves, to the extent possible, the original intent.

15.5 Expenses. Each Party shall bear its own fees, costs, and expenses incurred in connection with the negotiation and execution of this Agreement.

15.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, heirs, executors, legal representatives, and permitted assigns.

15.7 Counterparts. This Agreement may be executed in one or more counterparts (including by electronic signature or PDF), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

15.8 Interpretation. Headings in this Agreement are for reference purposes only and do not affect the meaning or interpretation of this Agreement. For the purposes of this Agreement, “affiliate” or “affiliates” with respect to a person or entity shall mean any person or entity controlling, controlled by, or under common control with such person or entity, including in the case of Al Shams, Mr. Said and all of his affiliates. To the extent this Agreement requires any payment on a non-business day, such payment shall not be required until and shall be made on the next business day.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed as of the Effective Date.

AL SHAMS INVESTMENTS LIMITED

By:	/s/ David Auckland
Name: David Auckland
Title: Authorized Signatory

WAFIC RIDA SAID, solely for purposes of Section 8

/s/ Wafic Rida Said

BRAEMAR HOTELS & RESORTS INC.

By:	/s/ Richard Stockton
Name: Richard Stockton
Title: President & Chief Executive Officer

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ Stephen Zsigray
Name: Stephen Zsigray
Title: President & Chief Executive Officer

ASHFORD INC.

By:	/s/ Hector Sanchez
Name: Hector Sanchez
Title: President